SECURITIES AND EXCHANGE COMMISSION

                       Washington, DC 20549

                            FORM 11-K





       [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1995

                                OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to __________________
                 Commission file number  1-5212

         TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
         -----------------------------------------------
                       (Full Title of Plan)



                          TELEDYNE, INC.
                      2049 Century Park East
                    Los Angeles, California  90067-3101
        ----------------------------------------------------------------
        (Name and Address of Issuer of Securities Held Pursuant to Plan)

Items 1 - 4.  Financial Statements
- ----------------------------------

       Report of Independent Public Accountants

       Financial statements and schedules prepared in accordance with ERISA financial reporting requirements

                            SIGNATURES
                            ----------

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       TELEDYNE SAVINGS AND RETIREMENT
                                       SUPPLEMENT PLAN





Date:  June 27, 1996                   By /S/ Douglas J. Grant
                                          -------------------------
                                       Douglas J. Grant
                                       Member, Trust Administrative
                                         Committee

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
             ----------------------------------------

To the Trust Administrative Committee of the Teledyne Savings and Retirement Supplement Plan:

   We have audited the accompanying statements of net assets of the Teledyne Savings and Retirement Supplement Plan ("the Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets for the year ended December 31, 1995. These financial statements and the data set forth in the schedules of assets held for investment purposes and reportable transactions referred to below are the responsibility of the Trust Administrative Committee. Our responsibility is to express an opinion on these financial statements and the data set forth in the schedules of assets held for investment purposes and reportable transactions based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1995 and 1994, and the changes in net assets for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The data set forth in the schedules of assets held for investment purposes and reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such data has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Los Angeles, California                ARTHUR ANDERSEN LLP
June 27, 1996

         TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
         -----------------------------------------------

                     STATEMENTS OF NET ASSETS
                     ------------------------

                    December 31, 1995 and 1994
                    --------------------------

                         (000's Omitted)


                                                 1995       1994
                                               --------   --------

Bank of America Short-Term Investment Fund     $ 38,420   $    691

Investments in:
  Teledyne, Inc. obligations                      5,728     12,047
  U.S. Government obligations                     4,908     17,355
  Corporate obligation                              607        567
  Commercial Paper                                    -    118,656

Investment Income Receivable                         49      1,270

Accrued Liabilities                                 (22)       (58)
                                               --------   --------

  Net Assets of the Plan                       $ 49,690   $150,508
                                               ========   ========





The accompanying notes are an integral part of these statements.

          TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
          -----------------------------------------------

                STATEMENT OF CHANGES IN NET ASSETS
                ----------------------------------

               For the Year Ended December 31, 1995
               ------------------------------------

                         (000's Omitted)



Net Assets of Plan at Beginning of Year                 $150,508
                                                        --------

Net Investment Income:
  Interest income                                          4,648
  Expenses                                                   (46)
                                                        --------
                                                           4,602

Increase in Market Value of Investments                      222
                                                        --------
                                                           4,824
Distributions to Participants
  or Their Beneficiaries                                (105,642)
                                                        --------
Decrease in Net Assets of Plan                          (100,818)
                                                        --------

Net Assets of Plan at End of Year                       $ 49,690
                                                        ========





The accompanying notes are an integral part of this statement.

          TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
          -----------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


Note 1.  Accounting Policies -

   Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis.

   Valuation of Investments - Investments in U.S. Government, Teledyne, Inc. and corporate obligations are stated at current value, which is based on market prices. Commercial papers are stated at cost.

   Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, income and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Note 2.  Description -

   The Teledyne Savings and Retirement Supplement Plan ("the Plan") is a defined contribution plan. Effective October 31, 1994, the Plan no longer accepts contributions or new enrollments. Additionally, the Teledyne guarantee of a minimum rate of return to each participant was discontinued as of December 31, 1994. The Plan was available to employees of eligible Teledyne subsidiaries (primarily Teledyne Industries, Inc.) and divisions ("companies"). Investments of the Plan for 1995 were made by the Trustee, Bank of America NT & SA, under the direction of the Trust Administrative Committee appointed by the Executive Committee of Teledyne, Inc.'s Board of Directors. Effective January 1, 1996, investments of the Plan will be made by the newly appointed Trustee, BNY Western Trust Company under the same direction as before. A more detailed description of Plan provisions is found in the formal Plan documents and in summary materials distributed to participants.

Note 3.  Investments -

   Investments in securities of Teledyne, Inc. at December 31, 1995 were as follows (000's omitted):


                                            Principal  Amortized     Market
                                             Amount      Cost        Value
                                            ---------  ---------    -------
Teledyne, Inc., Subordinated Debentures,
  Series A, 10.00 percent, June 1, 2004      $   394    $   387     $   405

Teledyne, Inc., Subordinated Debentures,
  Series C, 10.00 percent, June 1, 2004        5,168      4,990       5,323
                                                        -------     -------
                                                        $ 5,377     $ 5,728
                                                        =======     =======

Interest income on these investments was $714,000 in 1995.


  Investments in U.S. Government obligations at December 31, 1995 were as follows (000's omitted):

                                      Principal  Amortized     Market
                                       Amount       Cost        Value
                                      ---------  ---------     -------
U.S. Treasury Securities Coupons,
   May 15, 1996                       $ 5,000     $ 4,854      $ 4,908



  Investments in corporate obligations at December 31, 1995 were as follows (000's omitted):

                                        Principal   Amortized    Market
                                         Amount        Cost       Value
                                        ---------   ---------    -------
Navistar International Transportation
  Corporation, Sinking Fund Debentures,
  9.00 percent, June 15, 2004           $   600     $   367      $   607



Note 4.  Increase in Market Value of Investments -

   Increase in market value of investments for the year ended December 31, 1995 was as follows (000's omitted):

Investment in:
  Teledyne, Inc. obligations                             $   148
  U.S. Government obligations                                 45
  Corporate obligation                                        29
                                                         -------
Increase in market value                                 $   222
                                                         =======


Note 5.  Distributions -

   At December 31, 1995 and 1994 distributions payable to withdrawing participants were $1,587,000 and $50,401,000, respectively.


Note 6.  Federal Income Tax Status -

   The Plan is qualified for favorable tax treatment under Section 401(a) of the Internal Revenue Code. On April 2, 1996 the Plan received a favorable determination letter from the IRS. The trust fund, which holds the investments of the Plan, is a tax-exempt trust under Section 501.

   Under present Federal income tax statutes, regulations and interpretations, participants pay no income taxes on amounts accumulated in the Plan until those amounts are actually received. Basic and Regular Voluntary Contributions are not subject to income tax when distributed to the participant since they have already been taxed. A participant's account balance (except for Basic and Regular Voluntary Contributions) is taxable income, generally taxed at ordinary income tax rates; however, favorable tax treatment may apply. A 10 percent Federal income tax penalty is imposed on all taxable income distributed to a participant before the age of 59 1/2, except in cases of termination of employment when the distribution is rolled over, a payment under a qualified domestic relations order, disability or death.

           TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
           -----------------------------------------------
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
     ----------------------------------------------------------
                         December 31, 1995
                         -----------------
                          (000's omitted)

      Issue, Investment Description        Principal    Amortized    Market
     Rate of Interest, Maturity Date        Amount         Cost       Value
- ----------------------------------------   ---------    ---------    -------
*Teledyne, Inc., Subordinated Debentures,
  Series A, 10.00 percent, June 1, 2004     $   394      $   387     $   405

*Teledyne, Inc., Subordinated Debentures,
  Series C, 10.00 percent, June 1, 2004       5,168        4,990       5,323

U.S. Treasury Securities Coupons,
  May 15, 1996                                5,000        4,854       4,908

Navistar International Transportation
  Corporation, Sinking Fund Debentures,         600          367         607
  9.00 percent, June 15, 2004


*Party-in-interest

           TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
           -----------------------------------------------

           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
           ----------------------------------------------

                For the Year Ended December 31, 1995
                ------------------------------------



   The Plan, from time to time, invested funds in a short-term investment fund sponsored by the Trustee, Bank of America National Trust and Savings Association. The total amount invested during 1995 was $139,300,000 and $101,571,000 was withdrawn. There was no gain or loss recorded in connection with investments in this fund.

   No reportable transactions occurred during 1995 of amounts in excess of 5 percent of the market value of the Plan assets at the beginning of the year.

              CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
              -----------------------------------------

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 2-52617.



                                     ARTHUR ANDERSEN LLP





Los Angeles, California
June 27, 1996